UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIVINT SMART HOME, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

928542109
(CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 928542109	SCHEDULE 13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,585,821*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,585,821*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,585,821*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Does not reflect (i) 2,585,821 shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Vivint Smart Home, Inc. (formerly Mosaic Acquisition Corp.) (the “Issuer”) that remain subject to vesting or (ii) 2,966,667 shares of Common Stock issuable upon the exercise of private placement warrants (“Warrants”) of the Issuer that remain subject to vesting.

**	The calculation is based on the 154,730,618 shares of Common Stock of the Issuer outstanding as of January 17, 2020.

CUSIP No.: 928542109	SCHEDULE 13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS
Principal Holdings I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects the transfer by Principal Holdings I LP to Fortress Mosaic Holdings LLC of all of the equity interests of Fortress Mosaic Sponsor LLC and Fortress Mosaic Anchor LLC.

CUSIP No.: 928542109	SCHEDULE 13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Investor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,357,339

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,357,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,357,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	The calculation is based on the 154,730,618 shares of Common Stock of the Issuer outstanding as of January 17, 2020.

CUSIP No.: 928542109	SCHEDULE 13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
22,574,739*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
22,574,739*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,574,739*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*

Does not reflect (i) 2,585,821 shares of Common Stock of the Issuer that remain subject to vesting or (ii) 2,966,667 shares of Common Stock issuable upon the exercise of Warrants of the Issuer that remain subject to vesting.

**	The calculation is based on the 154,730,618 shares of Common Stock of the Issuer outstanding as of January 17, 2020.

CUSIP No.: 928542109	SCHEDULE 13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS
FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
22,574,739*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
22,574,739*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,574,739*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Does not reflect (i) 2,585,821 shares of Common Stock of the Issuer that remain subject to vesting or (ii) 2,966,667 shares of Common Stock issuable upon the exercise of Warrants of the Issuer that remain subject to vesting.

**	The calculation is based on the 154,730,618 shares of Common Stock of the Issuer outstanding as of January 17, 2020.

CUSIP No.: 928542109	SCHEDULE 13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS
Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
22,574,739*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
22,574,739*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,574,739*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Does not reflect (i) 2,585,821 shares of Common Stock of the Issuer that remain subject to vesting or (ii) 2,966,667 shares of Common Stock issuable upon the exercise of Warrants of the Issuer that remain subject to vesting.

**	The calculation is based on the 154,730,618 shares of Common Stock of the Issuer outstanding as of January 17, 2020.

CUSIP No.: 928542109	SCHEDULE 13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS
FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
22,574,739*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
22,574,739*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,574,739*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Does not reflect (i) 2,585,821 shares of Common Stock of the Issuer that remain subject to vesting or (ii) 2,966,667 shares of Common Stock issuable upon the exercise of Warrants of the Issuer that remain subject to vesting.

**	The calculation is based on the 154,730,618 shares of Common Stock of the Issuer outstanding as of January 17, 2020.

CUSIP No.: 928542109	SCHEDULE 13D	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSONS
Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
22,574,739*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
22,574,739*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,574,739*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Does not reflect (i) 2,585,821 shares of Common Stock of the Issuer that remain subject to vesting or (ii) 2,966,667 shares of Common Stock issuable upon the exercise of Warrants of the Issuer that remain subject to vesting.

**	The calculation is based on the 154,730,618 shares of Common Stock of the Issuer outstanding as of January 17, 2020.

SCHEDULE 13D

Item 1. Security and Issuer.
This Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Vivint Smart Home, Inc. (formerly Mosaic Acquisition Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4931 North 300 West, Provo, Utah 84604.
Item 2. Identity and Background.
(a)

i.
Fortress Mosaic Sponsor LLC, a Delaware limited liability company (“Fortress Sponsor”), Fortress Mosaic Anchor LLC, a Delaware limited liability company (“Fortress Anchor”), and Fortress Mosaic Investor LLC, a Delaware limited liability company (“Fortress Investor”), each directly hold shares of Common Stock of the Issuer.

ii.	Principal Holdings I LP, a Delaware limited partnership (“Principal Holdings”), is the former sole owner of each of Fortress Sponsor and Fortress Anchor.

iii.	Fortress Mosaic Holdings LLC, a Delaware limited liability company (“Fortress Holdings”), is the current sole owner of each of Fortress Sponsor, Fortress Anchor and Fortress Investor.

iv.	FIG LLC, a Delaware limited liability company, controls, indirectly through investment funds managed or advised by controlled affiliates of FIG LLC, 100% of the equity interests of Fortress Holdings.

v.	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE”), is the sole owner of FIG LLC.

vi.	FIG Corp., a Delaware corporation, is the general partner of FOE.

vii.	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress Investment”), is the sole owner of FIG Corp.

Fortress Sponsor, Fortress Investor, Principal Holdings, Fortress Holdings, FIG LLC, FOE, FIG Corp. and Fortress Investment are collectively referred to herein as the “Reporting Persons”.

(b) The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, NY 10152.
(c) The principal business of each of the Reporting Persons is making securities, real estate and other asset-based investments.  Set forth on Annex A is a listing of the directors and executive officers of the Reporting Persons and the business address, present principal occupation and citizenship of each, which is incorporated herein by reference.
(d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Annex A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Annex A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.
The funds used by Fortress Sponsor to purchase the Founder Shares and by Fortress Anchor and Fortress Investor to purchase the Common Stock were funded from capital contributions from controlled affiliates of Fortress Investment.
Item 4. Purpose of Transaction.
The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.
The Reporting Persons hold the securities of the Issuer for investment purposes.
Background
 The Issuer was formed as a blank check company, incorporated for the purpose of effecting a business combination with one or more businesses.  On October 23, 2017, the Issuer completed its initial public offering.  On September 15, 2019, the Issuer, Maiden Merger Sub, Inc. (“Merger Sub”) and Legacy Vivint Smart Home, Inc. (formerly Vivint Smart Home, Inc.) (“Legacy Vivint”) entered into an agreement and plan of merger, which was amended on December 18, 2019 (as amended, the “Merger Agreement”). On January 17, 2020, Merger Sub merged with and into Legacy Vivint with Legacy Vivint as the surviving entity, on the terms and conditions set forth in the Merger Agreement (the “merger”). The merger is described in the Issuer’s Post-Effective Amendment No. 2 to the registration statement on Form S-4/A filed with the Securities and Exchange Commission on December 23, 2019.
Founder Shares and Warrants
In August 2017, prior to the Issuer’s initial public offering, Fortress Sponsor purchased 4,312,500 shares of Class F common stock of the Issuer, par value $0.0001 per share (“Founder Shares”), for a purchase price of $12,500, or approximately $0.003 per share, pursuant to a subscription agreement with the Issuer. The summary of such subscription agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the registration statement on Form S-1/A filed on October 13, 2017 (and is incorporated by reference herein as Exhibit 99.2).
Concurrently with the completion of the Issuer’s initial public offering, Fortress Sponsor purchased 2,966,667 warrants at a price of $1.50 per warrant, or $4,450,000.50 in the aggregate, pursuant to a private placement warrants purchase agreement with the Issuer. Each whole private placement warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to certain adjustments. The summary of such private placement warrants purchase agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the current report on Form 8-K filed on October 24, 2017 (and is incorporated by reference herein as Exhibit 99.3).
In October 2017, Fortress Sponsor transferred 15,000 Founder Shares to one of the Issuer’s independent directors for their original purchase price of approximately $0.003 per share.
On January 17, 2020, upon the closing of the merger, the 4,297,500 Founder Shares held by Fortress Sponsor converted automatically in accordance with the Issuer’s certificate of incorporation into 5,171,642 shares of Common Stock.

Forward Purchase Agreement
To fund a portion of the cash consideration for the initial business combination, the Issuer entered into a forward purchase agreement with Fortress Anchor on September 26, 2017, which was amended on December 18, 2019 (the “Forward Purchase Agreement”), pursuant to which Fortress Anchor agreed to purchase 2,631,579 shares of Common Stock at a purchase price of $9.50 per share, or $25,000,000.50 in the aggregate, in a private placement to occur immediately prior to closing of the initial business combination. The summary of the Forward Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.9 to the Issuer’s registration statement on Form S-1/A filed on October 13, 2017 (and is incorporated by reference herein as Exhibit 99.4), and the amendment thereto, a copy of which was filed by the Issuer as Exhibit 10.4 to the Issuer’s current report on Form 8-K filed on December 19, 2019 (and is incorporated by reference herein as Exhibit 99.11).
On January 17, 2020, immediately prior to the closing of the merger, Fortress Anchor purchased 2,631,579 shares of Common Stock from the Issuer pursuant to the Forward Purchase Agreement for $25,000,000.50.

Subscription Agreements
In connection with the Merger Agreement, Drawbridge Special Opportunities Fund LP, a fund managed by controlled affiliates of Fortress Investment (“Drawbridge”), entered into (a) a subscription agreement, dated as September 15, 2019 (“Subscription Agreement”), pursuant to which Drawbridge subscribed for 12,500,000 shares of Common Stock of the Issuer at a purchase price of $10.00 per share, contingent on the closing of the transactions contemplated by the Merger Agreement, and (b) a subscription and backstop agreement, dated as of December 18, 2019 (“Subscription and Backstop Agreement”), pursuant to which Drawbridge committed to purchase up to $50,000,000 in aggregate purchase price of shares of Common Stock of the Issuer as follows: Drawbridge (i) intended to purchase up to $50,000,000 in aggregate purchase price of shares of Common Stock in the open market, subject to applicable law, (ii) agreed to backstop redemptions by subscribing for a number of shares of Common Stock at a purchase price per share equal to the per-share value of the Issuer’s Trust Account at the time of any such redemptions (the “Trust Value”) to be issued at the closing of the merger with an aggregate value equal to the lesser of (x) $50,000,000 (less the aggregate purchase price of the shares purchased by it in the open market) and (y) the aggregate value of the number of shares of Common Stock that elect to redeem in the redemption offer (based on the Trust Value), and (iii) agreed to subscribe for up to $50,000,000 (less the aggregate purchase price of the shares purchased by it in the open market and pursuant to backstop redemptions) in aggregate purchase price of shares of Common Stock at $10.00 per share to be issued at the election of Legacy Vivint at the closing of the merger. The summary of the Subscription Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.26 to the Issuer’s registration statement on Form S-4 filed on September 24, 2019 (and is incorporated by reference herein as Exhibit 99.8). The summary of the Subscription and Backstop Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed on December 19, 2019 (and is incorporated by reference herein as Exhibit 99.10).
Immediately upon entering into each of the Fortress Subscription Agreement and the Fortress Backstop Agreement, Drawbridge assigned its rights and obligations thereunder to Fortress Investor.
Pursuant to its obligations under the Subscription and Backstop Agreement, Fortress Investor purchased 2,158,586 shares of Common Stock in the open market between December 23, 2019 and January 14, 2020, as set forth below:
Date of Transaction	Number of Shares of Common Stock	Price Per Share

12/23/19	9,877	$10.2764
12/26/19	32,200	$10.2841
01/06/20	16,300	$10.2800
01/08/20	1,847,000	$10.2800
01/10/20	101,165	$10.2933
01/13/20	61,220	$10.2733
01/14/20	90,824	$10.1242
As a result of such purchases, Fortress Investor acquired direct ownership of more than five percent of the outstanding Common Stock of the Issuer on January 8, 2020.
On January 17, 2020, immediately prior to the closing of the merger, Fortress Investor purchased from the Issuer 12,500,000 shares of Common Stock for $10.00 per share pursuant to the Subscription Agreement and 2,698,173 shares of Common Stock for $10.29352148 per share pursuant to the Subscription and Backstop Agreement.
Sponsor Agreement
In connection with the initial public offering of the Issuer, Fortress Sponsor entered into a sponsor agreement with the Issuer, which was subsequently amended on September 15, 2019 in connection with the Merger Agreement (as amended, the “Sponsor Agreement”).
Pursuant to the Sponsor Agreement, all of the Founder Shares (and the shares of Common Stock issuable upon conversion thereof) and all of the private placement warrants held by Fortress Sponsor as of the closing of the merger became unvested and then 50% of the unvested Founder Shares vested at the closing of the merger. 25% of the unvested Founder Shares shall vest at such time as a $12.50 Stock Price Level (as defined below) is achieved on or before the fifth anniversary of the closing of the merger. The remaining 25% of unvested Founder Shares shall vest at such time as a $15.00 Stock Price Level is achieved on or before the fifth anniversary of the closing of the merger. 50% of the unvested private placement warrants shall vest at such time as a $12.50 Stock Price Level is achieved on or before the fifth anniversary of the closing of the merger. The remaining 50% of the unvested private placement warrants shall vest at such time as a $15.00 Stock Price Level is achieved on or before the fifth anniversary of the closing of the merger.
Fortress Sponsor also agreed, subject to certain exceptions, not to transfer any Founder Shares (or any shares of Common Stock issuable upon conversion thereof) or any private placement warrants (or any shares of Common Stock issuable upon exercise thereof) until the earlier of (A) one year after the completion of the merger, (B) subsequent to the merger, if the last sale price of Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the merger or (C) the date following the completion of the merger on which the Issuer completes a liquidation, merger, share exchange, reorganization or similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.
In the event the Issuer enters into a binding agreement on or before the fifth anniversary of the closing of the merger related to certain sale transactions involving the shares of Common Stock or all or substantially all the assets of the Issuer (a “Mosaic Sale”), all unvested Founder Shares and unvested private placement warrants shall vest on the day prior to the closing of such Mosaic Sale if the per share price implied in such Mosaic Sale meets or exceeds the applicable Stock Price Level.
Any Founder Shares or private placement warrants that remain unvested after the fifth anniversary of the closing of the merger shall be forfeited. The applicable “Stock Price Level” will be considered achieved only (a) when the volume weighted average price of Common Stock on the New York Stock Exchange is greater than or equal to the applicable threshold for any 20 trading days within a 30 trading day period or (b) the per share price implied in a Mosaic Sale is greater than or equal to the applicable threshold.
The Sponsor Agreement shall terminate on the earlier of (a) the consummation of a Mosaic Sale and (b) the later of (i) the earlier of (x) the achievement of a $15.00 Stock Price Level on or before the fifth anniversary of the closing of the merger and (y) the fifth anniversary of the closing of the merger and (ii) the expiration of the Lock-Up Period (as defined below). The summary of the Sponsor Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.22 to the Issuer’s registration statement on Form S-4 filed on September 24, 2019 (and is incorporated by reference herein as Exhibit 99.9).
On January 17, 2020, upon the closing of the merger, 50% of the 5,171,642 shares of Common Stock held by Fortress Sponsor following the automatic conversation of Founder Shares into Common Stock are unvested. In addition, all of the private placement warrants held by Fortress Sponsor are unvested.
Stockholders Agreement
In connection with the Merger Agreement, Drawbridge, Fortress Sponsor, Fortress Anchor and Fortress Investor entered into a stockholders agreement on September 15, 2019 (the “Stockholders Agreement”) with the Issuer and certain other parties that were to become stockholders of the Issuer following the consummation of the merger. The Stockholders Agreement became effective upon the consummation of the merger.

Under the Stockholders Agreement, the Issuer agreed to nominate one director designated by Fortress Investor (the “Fortress Director”) to the Issuer’s board of directors so long as Fortress Sponsor, Fortress Anchor, Fortress Investor and their affiliates that are permitted transferees beneficially own at least 50% of the shares of Common Stock they own immediately following the consummation of the merger; provided that the Fortress Director must be an employee or principal of The SoftBank Vision Fund. Additionally, so long as Fortress Sponsor, Fortress Anchor, Fortress Investor and their affiliates that are permitted transferees beneficially own at least 50% of the shares of Common Stock they own immediately following the consummation of the merger, Fortress Investor shall have the right to appoint a representative (the “Fortress Observer”) to attend meetings of the Issuer’s board of directors and receive information given to the Issuer’s directors, subject to certain customary exceptions, including to preserve confidentiality obligations or privilege. The Fortress Observer will not have any voting rights. In the case of a vacancy on the Issuer’s board created by the removal or resignation of a Fortress Director, the remaining directors and the Issuer agree to nominate an individual designated by Fortress Investor for election to fill the vacancy. The summary of the Stockholders Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.20 to the Issuer’s registration statement on Form S-4 filed on September 24, 2019 (and is incorporated by reference herein as Exhibit 99.5).
Confidentiality and Lockup Agreements
Pursuant to a confidentiality and lockup agreement entered into on September 15, 2019 (the “Confidentiality and Lockup Agreement”), Fortress Sponsor, Fortress Anchor and Fortress Investor agreed not to, during the period beginning on the date of the closing of the merger and continuing to and including the date that is one year thereafter (“Lock-Up Period”), directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreement). The Confidentiality and Lockup Agreement became effective upon the consummation of the merger. The summary of the Confidentiality and Lockup Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.32 to the Issuer’s registration statement on Form S-4 filed on September 24, 2019 (and is incorporated by reference herein as Exhibit 99.7).
Registration Rights Agreement
In connection with the Merger Agreement, Fortress Sponsor, Fortress Anchor, Fortress Investor and Drawbridge Delaware entered into a registration rights agreement on September 15, 2019 with the Issuer and certain other parties that were to become stockholders of the Issuer following the consummation of the merger.  The registration rights agreement became effective upon the consummation of the merger. Under the registration rights agreement, the Issuer agreed, among other things, to provide to Fortress Sponsor, Fortress Anchor and Fortress Investor customary “piggyback” registration rights. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.19 to the Issuer’s registration statement on Form S-4 filed on September 24, 2019 (and is incorporated by reference herein as Exhibit 99.6).
Other than as described above, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer.
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.
(a)-(b) The following disclosure assumes there are 154,730,618 shares of Common Stock outstanding as of January 17, 2020, which is the total number of shares outstanding immediately following the consummation of the transactions contemplated by the Merger Agreement according to the Issuer.

Fortress Investor may be deemed to beneficially own and share the power to vote and dispose of the 17,357,339 shares of Common Stock directly held by it, which represent 11.2% of the outstanding Common Stock.

Each of Fortress Holdings, FIG LLC, FOE, FIG Corp. and Fortress Investment may be deemed to beneficially own and share the power to vote and dispose of the 17,357,339 shares of Common Stock held directly by Fortress Investor, the 2,631,579 shares of Common Stock held directly by Fortress Anchor, and the 1,585,821 shares of Common Stock held directly by Fortress Sponsor, which represent in the aggregate 14.6% of the outstanding Common Stock, by virtue of their positions and interests in the entities described in Item 2(a).

To the best of the knowledge of the Reporting Persons, no person named in Annex A is the beneficial owner of any Common Stock.

(c) Except for the transactions pursuant to the agreements described in Item 4 and the transactions described in the first paragraph of Item 5(e) of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock of the Issuer.
(d) No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5, except to the extent that any investment fund that is invested in Fortress Holdings has such a right.

(e) On January 17, 2020, immediately prior to the consummation of the transactions contemplated by the Merger Agreement, the Subscription Agreement, the Backstop Subscription Agreement and the Forward Purchase Agreement, Principal Holdings transferred and assigned all of the equity interests of Fortress Sponsor and Fortress Anchor to Fortress Holdings, its affiliate, for no consideration. As a result, Principal Holdings ceased to be a beneficial owner of more than five percent of the Common Stock outstanding on January 17, 2020.

On January 17, 2020, in connection with the issuances of Common Stock upon the transactions contemplated by the Merger Agreement, the Subscription Agreement, the Backstop Subscription Agreement and the Forward Purchase Agreement, together with certain other subscription agreements and forward purchase agreements between the Issuer and the other parties thereto, Fortress Sponsor ceased to directly hold and be a beneficial owner of more than five percent of the shares of Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.
Exhibit No.	Description

99.1	Joint Filing Agreement (filed herewith).

99.2
Form of Securities Subscription Agreement among the Issuer, Mosaic Sponsor, LLC and Fortress Mosaic Sponsor LLC (incorporated by reference to Exhibit 10.5 filed with the Issuer’s registration statement on Form S-1/A filed on October 13, 2017).

99.3
Private Placement Warrants Purchase Agreement, dated as of September 26, 2017, between the Issuer and Fortress Mosaic Sponsor LLC (incorporated by reference to Exhibit 10.5 filed with the Issuer’s current report on Form 8-K filed on October 24, 2017).

99.4
Form of Forward Purchase Agreement among the Issuer, Mosaic Sponsor, LLC, Fortress Mosaic Sponsor LLC and the investor listed as the purchaser on the signature page thereof (incorporated by reference to Exhibit 10.9 filed with the Issuer’s registration statement on Form S-1/A filed on October 13, 2017).

99.5
Stockholders Agreement, among Legacy Vivint Smart Home, Inc., the Issuer and the other parties thereto, dated September 15, 2019 (incorporated by reference to Exhibit 10.20 filed with the Issuer’s registration statement on Form S-4 filed on September 24, 2019).

99.6
Registration Rights Agreement, among Legacy Vivint Smart Home, Inc., the Issuer, 313 Acquisition LLC and the other parties thereto, dated September 15, 2019 (incorporated by reference to Exhibit 10.19 filed with the Issuer’s registration statement on Form S-4 filed on September 24, 2019).

99.7
Confidentiality and Lockup Agreement among the Issuer, Fortress Mosaic Investor LLC, Fortress Mosaic Sponsor LLC and Fortress Mosaic Anchor LLC, dated September 15, 2019 (incorporated by reference to Exhibit 10.32 filed with the Issuer’s registration statement on Form S-4 filed on September 24, 2019).

99.8
Subscription Agreement between the Issuer, Legacy Vivint Smart Home, Inc. and Drawbridge Special Opportunities Fund LP, dated September 15, 2019 (incorporated by reference to Exhibit 10.26 filed with the Issuer’s registration statement on Form S-4 filed on September 24, 2019).

99.9
Sponsor Agreement, among the Issuer, Legacy Vivint Smart Home, Inc., Fortress Mosaic Sponsor LLC, Mosaic Sponsor, LLC and Eugene I. Davis, dated September 15, 2019 (incorporated by reference to Exhibit 10.22 filed with the Issuer’s registration statement on Form S-4 filed on September 24, 2019).

99.10
Subscription and Backstop Agreement between the Issuer, Legacy Vivint Smart Home, Inc. and Drawbridge Special Opportunities Fund LP, dated December 18, 2019 (incorporated by reference to Exhibit 10.3 filed with the Issuer’s current report on Form 8-K filed on December 19, 2019).

99.11
Form of Amendment to the Forward Purchase Agreement among the Issuer, Mosaic Sponsor, LLC, Fortress Mosaic Sponsor LLC and the investor listed as the purchaser on the signature page thereof (incorporated by reference to Exhibit 10.4 filed with the Issuer’s current report on Form 8-K filed on December 19, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 21, 2020

Fortress Mosaic Sponsor LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Principal Holdings I LP

By:	Foundation Holdco LP, its general partner

By:	SB Foundation Holdings (GP) LLC, its general partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Fortress Mosaic Investor LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

Fortress Mosaic Holdings LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FIG LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Fortress Operating Entity I LP

By:	FIG Corp., its general partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FIG Corp.

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Fortress Investment Group LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

ANNEX A

Directors and Officers of Fortress Mosaic Sponsor LLC, Fortress Mosaic Investor LLC and Fortress Mosaic Holdings LLC

The name and principal occupation of each of the directors and executive officers of each of Fortress Mosaic Sponsor LLC, Fortress Mosaic Investor LLC and Fortress Mosaic Holdings LLC are listed below. The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.

Name	Present Principal Occupation

Peter L. Briger, Jr.	Chairman
Constantine M. Dakolias	President
Marc K. Furstein	Chief Operating Officer
William A. Covino	Chief Financial Officer
David Prael	Chief Administrative Officer
Jennifer Sorkin	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Scott Silvers	Authorized Signatory
Jason Meyer	Authorized Signatory
Daniel N. Bass	Authorized Signatory

Directors and Officers of Principal Holdings I LP

The name and principal occupation of each of the directors and executive officers of Principal Holdings I LP are listed below. The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America except for Rajeev Misra, who is a citizen of the United Kingdom, and Yoshimitsu Goto, who is a citizen of Japan.

Name	Present Principal Occupation

Foundation Holdco LP	General Partner of Principal Holdings I LP
Wesley R. Edens	Class A Director
Peter L. Briger, Jr.	Class A Director
Randal A. Nardone	Class A Director
George Wellde	Class A Director
Michael Rantz	Class A Director
Yoshimitsu Goto	Class B Director
Rajeev Misra	Class B Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Marcelo Claure	Class B Director
Michael Morell	Class A Director

Directors and Officers of Fortress Investment Group LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC are listed below. The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America except for Rajeev Misra, who is a citizen of the United Kingdom, and Yoshimitsu Goto, who is a citizen of Japan.

Name	Present Principal Occupation

Wesley R. Edens	Class A Director, Principal and Co-Chief Executive Officer
Peter L. Briger, Jr.	Class A Director, Principal and Co-Chief Executive Officer
Randal A. Nardone	Class A Director and Principal
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer
George Wellde	Class A Director
Michael Rantz	Class A Director
Yoshimitsu Goto	Class B Director
Rajeev Misra	Class B Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Marcelo Claure	Chairman of the Board; Class B Director
Michael Morell	Class A Director and Security Director

Directors and Officers of FIG LLC

The name and principal occupation of each of the directors and executive officers of FIG LLC are listed below. The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.

Name	Present Principal Occupation

Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Operating Entity I LP

The name and principal occupation of each of the directors and executive officers of Fortress Operating Entity I LP are listed below. The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.

Name	Present Principal Occupation

FIG Corp.	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Corp.

The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.

Name	Present Principal Occupation

Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer